UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held corporation)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 17, 2015

Date, time and place: Held on December 17, 2015, at 08:30 AM, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were dully called pursuant the item 6 of its Rules of Procedures.

Attendance: Were present the majority of Board of Directors’ members: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; and Raul Calfat. Justified absence of Mr. Julio Cesar Maciel Ramundo, who was replaced by its alternate, Mr. Victor Guilherme Tito.

Meeting Board:	Mr. José Luciano Duarte Penido — Chairman.
Mrs. Everson Zaczuk Bassinello — Secretary.

Agenda: In accordance with the terms of Article 17 of the Company’s Bylaws: (i) ratify the participation of the Company in the Auction no. 3/2015-ANTAQ and authorize the Board of Officers to continue the procedure to the port terminal STS07 concession; (ii) approve, as per the Personnel and Remuneration Committee’s recommendation, the global remuneration of the Company’s Management for the fiscal year of 2016, to be recommended to the General Meeting; (iii) approve the Company’s budget for the fiscal year of 2016; (iv) approve the Sustainability Policy of the Company, in accordance with the Schedule I to these Minutes; and (v) authorize the Investor Relations and Financial Officer to amend the interest rate of intercompany loan agreements.

Resolutions: After discussion and analysis of the matters of the Agenda, the following resolutions were unanimously passed, without reservations and/or qualifications, in order to:

(i)                           Ratify the participation of the Company in the Auction no. 3/2015-ANTAQ, for the leasing of public areas and infrastructure for handling and storage of paper, pulp and general cargo, located in the Organized Port of Santos, in the State of São Paulo, referred to as STS07, and authorize the Company’s Board of Officers to proceed with the concession procedure regarding the port terminal STS07, through the payment of the concession’s fees, as well as other related expenses, and the execution of the respective Lease Agreement.

(ii)                        Approve, as per the Personnel and Remuneration Committee’s recommendation, the global remuneration of the Company’s Management for the fiscal year of 2016, to be recommended to the General Meeting.

(iii)                     Approve the Company’s budget for the fiscal year of 2016.

(iv)                    Approve the Company’s Sustainability Policy, in accordance with the Schedule I to these Minutes.

(v)                       Authorize the Investor Relations and Financial Officer to amend the interest rate of intercompany loan agreements, executed between the Company and its indirectly controlled company, Fibria International Trade GmbH.

Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by those who attended the meeting. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar;

Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; and Raul Calfat; and also Everson Zaczuk Bassinello — Secretary.

São Paulo, December 17, 2015

We certify that the present minutes are true copy of the Minutes of Ordinary Board of Directors’ Meeting held on December 17, 2015, filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Mr.Everson Zaczuk Bassinello
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO